UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                       SEC FILE NUMBER 000-29372
                                                        CUSIP NUMBER 69364J 10 3

(Check One):   |X| Form 10-K  |_| Form 20-F  |_| Form 10-Q  |_| Form N-SAR

               For Period Ended: December 31, 2002
               |_| Transition Report on Form 10-K
               |_| Transition Report on Form 20-F
               |_| Transition Report on Form 11-K
               |_| Transition Report on Form 10-Q
               |_| Transition Report on Form N-SAR
                   For the Transition Period Ended:______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Concero Inc.
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Full Name of Registrant

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Former Name if Applicable

40 Fulton Street
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Address of Principal Executive Office (Street and Number)

New York, New York  10038
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City, State and Zip Code


PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

Concero Inc. represents that it is unable to timely file its Form 10-K for the period ended December 31, 2002 without unreasonable effort and expense because the company is in the process of dissolution and currently has only one paid employee. The company initially anticipated that the dissolution would be completed prior to March 31, 2003, the due date of such report, but the company delayed the liquidation process in order to consider an alternative transaction. The company requested relief from the Commission with respect to the filing of such report, but the Commission has denied such request. The company represents that such annual report on Form 10-K will be filed no later than the fifteenth calendar day following the prescribed due date of such annual report.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Kevin Kurtzman             (212)                      513-7777
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            (Name)              (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                  Concero Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 31, 2003                  By /s/ Kevin Kurtzman
                                       ----------------------------------------
                                       Kevin Kurtzman, President and Chief
                                       Executive Officer

INSTRUCTION: The form may be signed by an executive officer or the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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NARRATIVE RESPONSE TO PART III, ITEM 4:

The Board of Directors of Concero Inc. announced on August 14, 2002 that it had effectively ceased all operations as of such date, except those necessary to effect an orderly liquidation and dissolution of the company. Consequently, the results of operations for the year ended December 31, 2002 will vary significantly from the results of operations for the year ended December 31, 2001. In an effort to reduce its administrative expenses and, ultimately, thereby maximize any potential liquidating distributions to stockholders, the company has retained only one employee since December 31, 2002. In addition, based on the pending dissolution, the company adopted the liquidation basis of accounting and sought relief from the Commission for its obligation to file the Form 10-K and to instead report only financial and other material information from time to time as warranted by the circumstances. Such Commission relief was recently denied and the company has not completed financial statements as of or for the period ended December 31, 2002. Accordingly, the company is unable to provide a reasonable estimate of the results of operations for the year ended December 31, 2002.